SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOLLOG Celebrates 11 years of Operations

by Opening New Cargo Terminal

São Paulo, February 1st , 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low-cost and low-fare airline in Latin America, announces the opening of its new cargo terminal at Guarulhos airport.

GOL was one of the first airlines in the world to operate under a low-cost platform and offer an air cargo transport service. For the last 11 years, GOLLOG, GOL's cargo transport division, has been innovating and providing its clients with increasingly rapid, punctual, and secure services.

GOLLOG’s last two years were marked by substantial investments. In 2010, it built a new cargo terminal at Congonhas airport, more than doubling its cargo storage and handling capacity. In 2011, it received its largest ever investment, totaling R$11 million, to build a new cargo terminal at Guarulhos, which will begin operations on February 1st. “In addition to investments in infrastructure, we will also be acquiring more technology, with additional shipment monitoring tools, as well as focusing on operational automation,” declared Carlos Figueiredo, head of GOL’s cargo division.

The new logistics terminal is three times larger than the previous one, with a built-up operational area of around 5,000 square meters on a 10,000-square-meter site. The building’s layout was specially designed to ensure a handling capacity of around 150 tonnes/day, almost four times more than before.

The new terminal is part of GOL’s strategy of increasing GOLLOG’s competitiveness, in addition to ensuring greater comfort, safety and flexibility in the services provided by the Company. It has 13 customer service stations and 16 weighing machines, eight for large volumes and eight exclusively for express deliveries. The building also has a large parking lot and a maneuvering area for trucks of different sizes, which speeds up cargo delivery even further, in addition to an exclusive entrance for express deliveries and light vehicles. “The goal is to improve performance in regard to sorting, handling and customer service,” Figueiredo added.

GOLLOG currently has more than 100 franchises and is present in 3,500 Brazilian municipalities. Since it began operations, on January 30, 2001, GOLLOG has transported over 450,000 tonnes of cargo. Its contribution to GOL’s revenue has increased substantially, with cargo revenue moving up by 18% on YTD basis.

Approximately three years ago, GOLLOG entered the express delivery market. With a comprehensive service portfolio, the segment already accounts for around 23% of the cargo division’s revenue. The products – GOLLOG VOO CERTO, GOLLOG EXPRESS, GOLLOG DEZ HORAS and GOLLOG DOC – were developed to meet growing demand for door-to-door deliveries, defined deadlines and differentiated optional services. In 2012, the Company intends to tap into a new segment, e-commerce. According to Figueiredo, investments in infrastructure and technology will be needed in order to meet new demand and understand the profile of the new consumers. “The changes in the economic and social scenario have posed new challenges for cargo transport. We need to understand this new reality and create intelligent alternatives by making use of digital media.”

Contact

Investor Relations

Leonardo Pereira – Vice-President and CFO
Edmar Lopes – Finance and  IR Director
Gustavo Mendes – Investor Relations
Ricardo Rocca – Investor Relations

Phone.: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Twitter: @GOLinvest

Corporate Communications
Phone.: (11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter :@GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4484

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market

.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.